Exhibit 2.1

ACQUISITION AGREEMENT

This ACQUISITION AGREEMENT (this “Agreement”) is made as of December 4, 2012, by (a) Daily Journal Corporation, a South Carolina corporation (“Buyer”), and (b) Thomas Higgins and Frank Felice (each, a “Seller,” and collectively, the “Sellers”).

RECITALS

WHEREAS, the Sellers own all of the issued and outstanding shares of stock (the “Stock”) of New Dawn Technologies, Inc., a Utah corporation (the “Company”);

WHEREAS, Buyer desires to purchase, and Sellers desire to sell, the Stock, for the consideration and on the terms set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual promises set forth hereinafter, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and with the intent to be legally bound, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS AND USAGE

1.1	Specified Definitions. For purposes of this Agreement, the following terms have the respective meanings specified in this Section 1.1:

“Affiliate” has the meaning set forth in the rules promulgated under the Securities Act.

“Ancillary Agreements” means the Lease, the Sellers’ Release, the Non-Competition Agreements and each other document to be executed or delivered by a Seller or by Buyer or the Company at the Closing.

“Applicable Tax Law” means any law of any nation, state, region, province, locality, municipality or other jurisdiction relating to Taxes, including regulations and other official pronouncements of any Governmental Authority or political subdivision of such jurisdiction charged with interpreting such laws.

“Closing Date” means the date and time as of which the Closing actually takes place.

“Code” means the Internal Revenue Code of 1986 or any successor law.

“Company Common Stock” means the common stock, $1.00 par value, of the Company.

“Consent” means any approval, consent, ratification, waiver or other authorization.

“Contemplated Transactions” means all of the transactions contemplated by this Agreement and the Ancillary Agreements.

“Copyrights” means all registered and unregistered copyrights, owned or licensed by the Company, in both published works and unpublished works.

“Disclosure Schedules” means all of the disclosure schedules, taken together, which are delivered by Sellers to Buyer concurrently with the execution and delivery of this Agreement.

“Encumbrance” means any charge, claim, community or other marital property interest, condition, equitable interest, lease (including, without limitation, any capital lease), lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), disposition, sale, transfer, receipt of income or exercise of any other attribute of ownership, whether imposed by agreement, understanding, law, equity or otherwise.

“Excluded Assets” means those certain assets of the Company which shall be distributed to Tom Higgins or cancelled prior to the Closing Date identified on Schedule 1.1.

“Governing Documents” means the Company’s articles of incorporation and bylaws, or any similar charter documents, as well as any equityholders’ agreements, voting agreements or similar agreements or documents relating to the organization, management or operation of the Person.

“Governmental Authority” means any federal, state, municipal or other governmental entity, department, commission, board, bureau, agency or instrumentality, domestic or foreign.

“Governmental Authorization” means any Consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any legal requirement.

“Income Tax” means any federal, state, local or foreign Tax imposed upon, based upon, or measured by gross or net income.

“Income Tax Return” means any Tax Return relating to any Income Tax.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” means the actual knowledge of Tom Higgins or Frank Felice after reasonable investigation.

“Lone Tree Office Lease” shall mean the office lease which will terminate on May 31, 2013, as described in Schedule 1.1.

“Net Names” means all rights in Internet web sites and Internet domain names held by the Company.

“Patents” means all patents, patent applications and inventions and discoveries that may be patentable and which are owned or licensed by the Company.

“Performance Bonds” shall mean all issued and in-process performance bonds listed on Schedule 1.1.

“Person” means any individual, entity or Governmental Authority.

“Pre-Closing Period” shall mean any Tax Period ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Post-Closing Period” shall mean any Tax Period commencing after the Closing Date and the portion of any Straddle Period commencing after the Closing Date.

“Securities Act” means the Securities Act of 1933, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Straddle Period” shall mean any Tax Period that begins on or before and ends after the Closing Date.

“Tax” shall mean any tax, duty, fee, assessment, charge or other levy separately or jointly due or payable to, or levied or imposed by, any national, federal, state, provincial, municipal, local or foreign Tax Authority, including income, corporation, gross receipts, profits, gains, capital stock, capital duty, franchise, withholding, social security (including any social security charge or premium), unemployment, disability, property, wealth, welfare, stamp, excise, occupation, sales, use, transfer, value added, alternative minimum, estimated or other tax, duty, fee, assessment, charge or other levy of any kind whatsoever, including any interest, penalties, additions to tax, or additional amounts in respect of the foregoing, and including any transferee or secondary liability in respect of any tax (whether by law, contractual agreement or otherwise) and any liability in respect of any tax as a result of being a member of any affiliated, consolidated, combined, unitary or similar group, in each case whether disputed or not.

“Tax Authority” shall mean, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Taxes for such entity or subdivision, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

“Tax Period” shall mean any period prescribed by any Tax Authority for which a Tax Return is required to be filed or a Tax is required to be paid.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Tax Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Applicable Tax Law.

“Trademarks” means all trademarks, service marks, trade dress, logos, corporate names, and trade names, whether registered or unregistered, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith owned by the Company, and all applications, registrations, and renewals in connection therewith, all copies and tangible embodiments thereof (in whatever form or medium whether now known or hereafter devised), including all U.S. and foreign trademarks, service marks and tradenames owned or licensed by the Company, and all rights therein and goodwill therein and any derivatives or portions thereof used by the Company.

1.2	Usage.

(a)
Headings.  The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.  All references to “Articles,” “Sections” and “Schedules” refer to the corresponding Articles and Sections of this Agreement and the corresponding Schedules of the Disclosure Schedules, respectively.

(b)
Legal Representation of the Parties.  This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

ARTICLE 2
SALE OF THE STOCK; CLOSING

2.1	Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, Sellers will sell and transfer the Stock to Buyer, and Buyer will purchase the Stock from Sellers.

2.2
Purchase Price.  The aggregate purchase price (the “Purchase Price”) for the Stock will be $14,000,000.00.  The Purchase Price shall be distributed to the Sellers in accordance with the instructions set forth in Schedule 2.2.

2.3
Closing.  The purchase and sale provided for in this Agreement (the “Closing”) will take place at the offices of Buyer, commencing at 1:00 p.m. (Los Angeles time) on December 4, 2012, or at such other time and place as the parties may agree.

2.4	Closing Obligations. At the Closing:

(a)	Sellers will deliver to Buyer:

(i)	Certificates for the Stock, duly endorsed for transfer to Buyer, and the Company’s stock ledger;

(ii)	all necessary Consents and other approvals, including without limitation those set forth on Schedule 3.3;

(iii)	the Governing Documents of the Company, duly certified (in the case of the articles of incorporation) as of a recent date by the Utah Secretary of State;

(iv)
certificates dated as of a date not earlier than five (5) business days prior to the Closing as to the good standing of the Company and payment of all applicable state franchise Taxes by the Company, executed by the appropriate Utah officials;

(v)	evidence of the resignations or removal from the Board of Directors of the Company of all of the Company’s directors;

(vi)	releases in the form attached hereto as Exhibit A, duly executed by Sellers (collectively, “Sellers’ Release”);

(vii)
the Real Estate Lease for space at 843 South 100 West, Logan, Utah 84321, in the form attached hereto as Exhibit B (the “Lease”), duly executed by the Company and ALBA LLC, a Utah limited liability company;

(viii)	the Non-Competition Agreements, in the form attached hereto as Exhibit C (the “Non-Competition Agreements”), duly executed by each Seller;

(ix)	the Section 338(h)(10) Forms, duly executed by each Seller and the Company;

(x)
certificates, in a form reasonably acceptable to Buyer, duly executed by each Seller under penalty of perjury certifying that such Seller is not a “foreign person” in accordance with the Treasury Regulations under Section 1445 of the Code, such that Buyer is exempt from withholding under Section 1445 of the Code; and

(xi)	such other documents as Buyer may reasonably request for the purpose of facilitating the consummation or performance of any of the Contemplated Transactions.

(b)	Buyer will deliver to Sellers:

(i)	the Closing Purchase Price; and

(ii)	the Sellers’ Release, acknowledged by Buyer;

(iii)	the Non-Competition Agreements, duly executed by Buyer; and

(iv)	such other documents as Seller may reasonably request for the purpose of facilitating the consummation or performance of any of the Contemplated Transactions.

2.5
Post Closing Obligations.  If not performed prior to the Closing Date, Company and Buyer agree to use their respective commercially reasonable efforts to cause the actions set forth in clauses (a) and (b) below to be taken:

(a)
With respect to the Performance Bonds, if and to the extent a Seller is a guarantor or indemnitor, such Seller and his spouse, if applicable, shall be released in full by the bonding insurance company.

(b)
With respect to any other obligation listed on Schedule 2.5, if and to the extent a Seller is a guarantor or indemnitor, such Seller and his spouse, if applicable, shall be released in full by the beneficiary of such guaranty or indemnity.

(c)
If the foregoing is not accomplished by December 31, 2012, the Sellers and Buyer agree to execute a commercially reasonable backstop indemnity agreement in favor of the applicable Seller and his spouse.

(d)
The parties hereto agree that notwithstanding any other provision contained in this Agreement or, specifically the Seller’s Release attached hereto as Exhibit A, that the foregoing obligations are not included in the Seller’s Release.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLERS

As of the date of Closing, the Sellers represent and warrant, jointly and severally, to Buyer as set forth in this ARTICLE 3:

3.1
Organization and Good Standing.  The Company is duly organized, validly existing and in good standing under the laws of the State of Utah, and in all respects, has full power to carry on its business as presently conducted and to own or lease and operate its properties and assets now owned or leased and operated by it and to perform the Contemplated Transactions.

3.2	Authority and Enforceability.

(a)
Each Seller has the power and authority to execute and deliver this Agreement and any Ancillary Agreements to which it is a party, to consummate the Contemplated Transactions and to perform all the terms and conditions hereof and thereof to be performed by it.  This Agreement and the Ancillary Agreements constitute the legal, valid and binding obligations of each Seller, enforceable against it in accordance with its and their terms, except that the enforceability of each of this Agreement and the Ancillary Agreements is subject to applicable bankruptcy, insolvency or other similar laws relating to or affecting the enforcement of creditors’ rights generally and to general principles of equity.

(b)
The Company has the power and authority to execute and deliver the Ancillary Agreements to which it is a party, and to perform all the terms and conditions thereof to be performed by it.  The Ancillary Agreements to which the Company is a party constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except that the enforceability thereof is subject to applicable bankruptcy, insolvency or other similar laws relating to or affecting the enforcement of creditors’ rights generally and to general principles of equity.

3.3
Consents.  Except as set forth on Schedule 3.3, no Consent is required to be obtained by virtue of the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the Contemplated Transactions.  Without limiting the generality of the foregoing, neither Seller requires the Consent or acknowledgement of his spouse to transfer good title in the Stock to Buyer or to consummate the Contemplated Transactions.

3.4	Capitalization.

(a)
The total authorized capital stock of the Company consists of 1,500 shares of Company Common Stock, all of which are issued and outstanding and owned of record as follows:  Thomas Higgins - 1,000 shares; Frank Felice - 500 shares.  The Stock constitutes all of the issued and outstanding equity, capital or profits interests of the Company.  There are no options, warrants, convertible securities or other rights relating to the issuance, sale, assignment or transfer of any equity or capital interest in the Company.  Upon consummation of the Closing, Buyer will acquire good title to the Stock free and clear of all Encumbrances, and such Stock will represent 100% of the issued and outstanding equity, capital and profits interests of the Company.  The Company has no subsidiaries.

(b)
Each share of Stock is (i) duly authorized and validly issued, (ii) fully paid and non-assessable and free of preemptive rights, (iii) issued in compliance with all applicable laws and was not issued in violation of any preemptive rights, rights of first refusal or similar rights and (iv) free and clear of all Encumbrances, other than restrictions on transfer imposed by federal and state securities laws.

3.5	Financial Statements.

(a)
Sellers have delivered to Buyer (i) copies of the Company’s consolidated balance sheet, income statement, and statement of cash flows (together with the audit report thereon of the Company’s independent certified public accountant) for the year ended December 31, 2011, (ii) an unaudited balance sheet and income statement of the Company as of and for the nine months ended September 30, 2012 (all of which together constitute the “Financial Statements”).  The Financial Statements are attached as Schedule 3.5(a).

(b)
Except as set forth on Schedule 3.5(b), each of the Financial Statements is accurate and complete in all material respects, is consistent with the books and records of the Company (which, in turn, are accurate and complete in all material respects) and fairly presents the Company’s financial condition, assets and liabilities as of their respective dates and results of operations and cash flows for their respective periods.

(c)
Except as set forth on Schedule 3.5(c), the Company does not have any debts, liabilities or obligations of any nature (whether accrued, absolute, contingent, direct, indirect, preferred, inchoate, unliquidated or otherwise), except to the extent reflected and accrued for or fully reserved against in the Financial Statements.  There have been no changes in the assets, liabilities, financial condition or operating results of the Company since September 30, 2012, except changes in the ordinary course of business that have not had, in the aggregate, a material adverse effect on the Company.   Without limiting the generality of the foregoing, there have been no distributions or payments to shareholders or affiliates of the Company (other than indirectly with respect to the existing lease for 843 South 100 West, Logan, Utah) since September 30, 2012.

3.6
Compliance with Law.  To the Knowledge of Sellers, the Company is in material compliance with all laws.  Neither the Company nor any of the Sellers has received any written notice alleging any violation of law related to the business of the Company except as disclosed on Schedule 3.6 or as properly cured by the Company.

3.7
Proceedings.  Except as set forth on Schedule 3.7, there is no Proceeding pending or, to the Sellers’ Knowledge, threatened against the Company or materially affecting the Company.  The Company is not subject to any outstanding order or injunction.

3.8
Employees.  Except as set forth on Schedule 3.8, no employee of the Company has any employment or similar agreement with the Company.  All employees of the Company are employed on an “at-will” basis, and no such employee has any formal or informal entitlement to a severance or other payment upon termination, transfer or otherwise, except as permitted by law.  All independent contractors of the Company can have their contracts with the Company terminated by the Company at any time without cause and without payment of any kind.  As of the date hereof, the Company has paid in full all wages, salary, commissions, benefits, and other compensation and payroll items payable by the Company to each such employee or independent contractor, and there are no amounts in respect thereof that are due and owing by the Company except for amounts due to employees for the payroll period in which the Closing occurs and amounts due to independent contractors under their contracts for work performed during the contract period in which the Closing occurs.  No employee of the Company has been or is a party to any collective bargaining or other labor contract.  All Persons treated by the Company as independent contractors for any purpose do satisfy and have satisfied the requirements of law to be so treated, and the Company has fully and accurately reported the amounts paid by the Company to or on behalf of such Persons on IRS Forms 1099 (or other applicable form) when required.

3.9
Company Benefit Plans.  Schedule 3.9 includes a list of each employment, severance, bonus, profit sharing, compensation, perquisite, termination, pension, retirement, deferred compensation, welfare or other employee benefit agreement, trust fund or other arrangement created, entered into, maintained or contributed to by a Seller, the Company, or any of their ERISA Affiliates (as defined below) for the benefit or welfare of any current or former director, officer or employee of the Company, or any of its ERISA Affiliates (such plans and arrangements being collectively the “Company Benefit Plans”).  To the Sellers’ Knowledge, each of the Company Benefit Plans is in material compliance with all applicable laws, including, where applicable, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code.  There are no pending or, to the Sellers’ Knowledge, threatened claims (other than routine claims for benefits or immaterial claims) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto.  “ERISA Affiliate” means, with respect to the Company, any trade or business that together with the Company would be deemed a “single employer” within the meaning of Section 4001(a)(15) of ERISA.  No employee of the Company has been promised that any specific benefit under any Company Benefit Plan will continue at the same level following the Closing.

3.10
Certain Payments.  Neither the Company nor any Seller, nor (i) to Sellers’ Knowledge any director, officer, agent or employee of the Company or (ii) to the Sellers’ Knowledge, any third-party associated with or acting for or on behalf of any Seller or the Company, has directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any third-party, private or public, regardless of form, whether in money, property, or services, intended (x) to obtain favorable treatment in securing business, (y) to pay for favorable treatment for business secured or (z) to obtain special concessions or for special concessions already obtained, for or in respect of any Seller or the Company, or any Affiliate of any Seller or the Company.

3.11
All Assets Held by the Company.  All of the property, real or personal, tangible or intangible, which is used in or related to the business of the Company, as conducted presently, is owned or leased by the Company.

3.12	Intellectual Property.

(a)           The Company owns and possesses all rights, title and interest in and to, free and clear of all Encumbrances, all aspects of all software programs offered for sale or license by the Company (the “Proprietary Programs”), including without limitation the JustWare Solution Suite, JustWare API, JusticeBroker and JusticeWeb programs.  No claim contesting the validity, enforceability, use or ownership of any such Proprietary Programs has been made without being resolved in the past, is currently outstanding or, to the Sellers’ Knowledge, is threatened, and there is no reasonable basis for any such claim by any person (including any Seller).  With respect to Copyrights and Trademarks, the Company has not infringed, misappropriated or otherwise violated any proprietary rights of any third parties.  With respect to Patents and trade secrets, to the Knowledge of Sellers, the Company has not infringed, misappropriated or otherwise violated any proprietary rights of any third parties.  The consummation and performance of the Contemplated Transactions will not adversely affect the rights of the Company to continue to use its Proprietary Programs.  After the consummation and performance of the Contemplated Transactions, no current or former member, director, officer, employee, contractor, agent, consultant of the Company or any other Person will own or retain any rights with respect to any of the Proprietary Programs.  To the extent that the Company has registered any aspect of its intellectual property rights, such registration has been duly and validly effected and filed, and any fees that are necessary to maintain in force any such registrations have been paid.

(b)           Schedule 3.12(b) contains a true, complete and correct list and summary description of all Trademarks.

(c)           Schedule 3.12(c) contains a true, complete and correct list and summary description of all Patents.

(d)           Schedule 3.12(d) contains a true, complete and correct list and summary description of all registered Copyrights.

(e)           Schedule 3.12(e) contains a true, complete and correct list and summary description of all Net Names.

(f)           The Company is not a party to any binding agreement with Hewlett Packard (except for “shrink wrap” licenses that allow the Company to use Hewlett Packard products for the Company’s own internal purposes).

3.13
No Brokers or Finders; Responsibility for Costs.  Except for Cascadia Capital LLC, no agent, broker, finder, or investment or commercial banker, or other Person or firm, whether or not licensed by or acting on behalf of any Seller or the Company or any of their respective Affiliates in connection with the negotiation, execution or performance of this Agreement or the Contemplated Transactions, is or will be entitled to any brokerage or finder’s or similar fee or other commission as a result of this Agreement or the Contemplated Transactions.  Sellers shall be solely responsible for all fees, commissions and expenses due to Cascadia Capital LLC, and for all fees and expenses of any legal counsel or other professional advisors to the Company engaged in connection with, or performing services with respect to, the Contemplated Transactions.  In addition, except for amounts normally paid by the Company to its employees, all amounts due to Marc White on account of the Contemplated Transactions shall be paid by Sellers.

3.14	Tax Representations. Except as set forth on Schedule 3.14:

(a)
The Company has duly and timely filed each Tax Return required to be filed with any Tax Authority on or before the Closing Date relating to the Company or with respect to its income, assets, operations, activities or properties, and all Taxes owing have been timely paid (whether or not showing on such Tax Returns).  Each Seller has duly and timely filed each Tax Return required to be filed with any Tax Authority on or before the Closing Date with respect to such Seller’s share of the income of the Company, and all taxes owing with respect to such share of income have been timely paid (whether or not showing on such Tax Returns).  Such Tax Returns are true, correct and complete in all material respects.  The Company is not currently the beneficiary of an extension of time within which to file any Tax Return.

(b)	The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(c)
There is no investigation, audit, assessment, claim, dispute or other proceeding pending, or to the Sellers’ Knowledge, threatened or expected to be commenced by any Tax Authority against the Company or any of its assets, properties, operations or activities, including any investigation, audit, assessment, claim or other proceeding for any jurisdiction where the Company does not file Tax Returns that may lead to an assertion by such Tax Authority that any of the Company is or may be subject to a given Tax in such jurisdiction, and, to the Sellers’ Knowledge, there is no basis for any such investigation, audit, assessment, claim or other proceeding.

(d)
The Company has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other party, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto.  To the Sellers’ Knowledge, no Person providing services to the Company who, for any taxable year or taxable period for which the applicable statute of limitations has not yet expired, was or is being treated by the Company as an independent contractor for Tax purposes, was or is required to have been classified as an employee for Tax purposes.

(e)	There are no Encumbrances that affect any of the assets or properties of the Company with respect to Taxes, other than Encumbrances for Taxes not yet due and payable.

(f)
Buyer has been furnished by Sellers or the Company with true and complete copies of, and Schedule 3.14(f) contains a complete and accurate list of, (i) Tax audit or other examination reports, statements of deficiencies, closing or other agreements received or agreed to by the Company or by the Sellers with respect to the Company, and (ii) all federal and state Tax Returns for the Company for all periods ending on and after December 31, 2008.  Schedule 3.14(f) contains a complete and accurate list of all Tax Returns of the Company that have been audited or are currently under audit and accurately describes any deficiencies or other amounts that were paid or are currently being contested.  To the Sellers’ Knowledge, no undisclosed deficiencies are expected to be asserted with respect to any such audit.  All deficiencies proposed as a result of such audits have been paid, reserved against, settled or are being contested in good faith by appropriate proceedings as described in Schedule 3.14(f).

(g)
The amount of the Company’s liability for unpaid Taxes for all periods ending on or before the date of this Agreement does not, in the aggregate, exceed the amount of the current liability accruals for Taxes (excluding reserves for deferred Taxes) solely with respect to the Company as of the date of this Agreement, and the amount of the Company’s liability for unpaid Taxes for all periods ending on or before the Closing Date shall not, in the aggregate, exceed the amount of the current liability accruals for Taxes (excluding reserves for deferred Taxes) as such accruals are reflected on the Financial Statements.  There is no adjustment under Section 481 of the Code or any provision of Applicable Tax Law comparable to Section 481 of the Code that would require the Company to include in a Post-Closing Period any amount of taxable income attributable to cash or other property that was received, but was not, or will not be, included as income in a Pre-Closing Period.  The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for a Post-Closing Period as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (ii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date; or (v) election under Section 108(i) of the Code.  The Company has not, within the past 3 years, distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.  The Company is not and has never been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code or Section 1.6011-4(b)(2) of the Treasury Regulations.

(h)
The Company is not and has never been (i) a member of an affiliated, consolidated, unitary, fiscal unity, combined or similar Tax group which files a consolidated unitary, combined or similar Tax Return for purposes of that Tax or (ii) a party to any Tax allocation, Tax sharing or Tax reimbursement agreement or arrangement with any Person, and the Company does not have any liability for the Taxes of another Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(i)
The Company has been a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code and comparable provisions of state and local law at all times during its existence, with all requisite consent of its shareholders and, if applicable, their spouses, and the Company will be an S corporation up to and including the Closing Date.  True and complete copies of such S corporation elections have been furnished to Buyer, and such elections have never been terminated or revoked.  The Company shall not be liable for any Tax under Section 1374 in connection with the deemed sale of the Company’s assets caused by the Section 338(h)(10) Election (as defined below).  The Company has never (i) acquired assets with a carryover basis from a C corporation under the Code or (ii) acquired the stock of any corporation that is a qualified subchapter S subsidiary.  No shares of capital stock of the Company have been held by any person or entity that was ineligible to be an S corporation shareholder under the Code.

(j)
Within the times and in the manner prescribed by Applicable Tax Laws, each of the Sellers has included in such Seller’s Income Tax Returns filed prior to the date hereof and shall include in such Seller’s Income Tax Returns filed on or after the date hereof, such Seller’s distributive share of the income of the Company set forth on the information returns furnished by the Company to the Sellers for inclusion in each of the Seller’s Income Tax Returns, and has timely paid and shall timely pay the amounts owed or required to be paid under Applicable Tax Law with respect to such distributive share, in respect of the periods covered by such Income Tax Returns.

3.15
Affiliate Transactions.  Other than as set forth on Schedule 3.15, none of the Sellers, nor any Affiliate thereof, has any interest in any property (whether real, personal or mixed and whether tangible or intangible), used in or pertaining to the business of the Company.  Other than as set forth on Schedule 3.15, none of the Sellers, or any Affiliate or Related Person thereof, has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in a Person that (i) has had business dealings or a material financial interest in any transaction with the Company or (ii) is engaged in the same line of business as the Company.

3.16
Full Disclosure.  Buyer is in receipt of the “Introduction to New Dawn Technologies” presentation, prepared by Cascadia Capital LLC (the “Confidential Memorandum”).  No representation, warranty or other statement made by the Company or either Seller in this Agreement or any Ancillary Agreement in connection with the Contemplated Transactions, and no statement made in the Confidential Memorandum, contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.  Buyer agrees that any statement contained herein, any Ancillary Agreement or the Confidential Memorandum that applies to a time period after Closing, shall be deemed to be a “Forward Looking Statement.”  In connection with any Forward Looking Statement, Buyer agrees that such Forward Looking Statements shall be deemed to include, as applicable, the word “may,” “will,” “plan,” “expect,” “anticipate,” “believe,” and any other word that would convert a statement from a statement of fact that would occur after Closing to a Forward Looking Statement.  Buyer acknowledges that it is not relying upon such Forward Looking Statements and further acknowledges Forward Looking Statements shall be deemed to include appropriate cautionary statements.  In case of conflict between the facts, representations and warranties contained in the Confidential Memorandum and disclosed in this Agreement, this Agreement shall control.

3.17
No Other Representations and Warranties.  Buyer acknowledges that Sellers have not made and are not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in this ARTICLE 3 and that it is not relying and has not relied upon any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in ARTICLE 3.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as follows:

4.1	Organization and Good Standing. Buyer is duly incorporated, validly existing and in good standing under the laws of the State of South Carolina.

4.2
Authority.  Buyer has the corporate power and authority to execute and deliver this Agreement, to consummate the Contemplated Transactions and to perform all the terms and conditions hereof to be performed by it.  This Agreement constitutes the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms, except that the enforceability of this Agreement is subject to applicable bankruptcy, insolvency or other similar laws relating to or affecting the enforcement of creditors’ rights generally and to general principles of equity.

4.3
Consents.  No Consent is required to be obtained or action required to be taken by virtue of Buyer's execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions.

4.4
Investment Intent.  Buyer is acquiring the Stock for investment only and with no intention of distribution or resale.  Buyer acknowledges that it is a “Sophisticated Investor” for purposes of U.S. Securities laws, that it has had an opportunity to ask and have questions answered regarding the investment contemplated hereby, has knowledge and experience in financial, investment and business matters, and is capable of evaluating the merits and risks of any investments.  Buyer further acknowledges that it is an “Accredited Investor,” as that term is defined in Rule 501 of Regulation D.

ARTICLE 5
ADDITIONAL COVENANTS AND AGREEMENTS

5.1
Confidentiality.  Each Seller agrees to keep secret and retain in the strictest confidence all confidential matters which relate to the Company or its business that may have been learned by such Seller during his affiliation with the Company, including without limitation, customer lists, trade secrets, pricing policies and other business affairs of Buyer or any of its Affiliates learned by such Seller, and not to disclose any such confidential matter to anyone, without the prior written consent of the Company.  Upon request by the Company, each Seller agrees to deliver promptly to the Company all memoranda, notes, records, reports, manuals, drawings, designs, computer files in any media and other documents (and all copies) relating to the business of the Company which he may possess or have under his control.

5.2	Tax Matters.

(a)
Tax Indemnification.  Each Seller shall jointly and severally indemnify and defend the Company and Buyer and hold them harmless from and against any loss, claim, liability, expense, or other damage attributable to (i) all Taxes (or the non-payment thereof) of the Company for all Pre-Closing Periods, (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor of the Company) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or foreign law or regulation, (iii) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing,  (iv) the matters addressed in Section 5.2(e), Section 5.2(g) and Section 5.2(h) and (v) any and all Taxes with respect to a Seller’s share of the income of the Company that are imposed on the Company for any reason. Sellers shall reimburse Buyer for any Taxes that are the responsibility of Sellers pursuant to this Section 5.2 within ten (10) business days after payment of such Taxes by Buyer or the Company.  The Buyer shall not be entitled to any duplicative recovery under any other provision of this Agreement related to those Taxes reimbursed under this Section 5.2(a). The limitations on survival and liability set forth in Section 5.3 shall not apply to the indemnification and reimbursement obligations set forth in this Section 5.2(a), any indemnified or reimbursed amounts under this Section 5.2(a) shall not count against the cap set forth in Section 5.3(b), and all obligations under this Section 5.2(a) shall be judged without respect to any disclosures contained in the Disclosure Schedules.

(b)
Straddle Period.  In the case of a Straddle Period, the amount of any Taxes based on or measured by income or receipts of the Company for the Pre-Closing Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Tax Period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Company for a Straddle Period which relate to the Pre-Closing Period, such as real estate taxes under leases, payroll taxes, etc., shall be deemed to be the amount of such Tax for the entire Tax Period multiplied by a fraction the numerator of which is the number of days in the Tax Period ending on (and including) the Closing Date and the denominator of which is the number of days in such Straddle Period.  The Buyer shall prepare and file or cause to be prepared and filed, when due (taking into account any applicable extensions), all Tax Returns of the Company for the Straddle Periods.  Such Tax Returns shall be prepared in accordance with past practices used with respect to the Tax Returns in question to the extent such practices comply with all applicable legal requirements.  The Buyer shall allow the Sellers reasonable time to review and comment on such Tax Returns, as prepared by the Buyer.  Sellers shall timely prepare and file or cause to be filed all Tax Returns of the Company for any Tax Period ending on or before the Closing Date; provided, that (i) such Tax Returns shall be prepared in accordance with past practices used with respect to the Tax Returns in question to the extent such practices comply with all applicable legal requirements, and (ii) Sellers shall allow Buyer reasonable time to review and comment on such Tax Returns prior to filing.

(c)	Cooperation on Tax Matters.

(i)
Buyer, the Company and Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Company and Sellers agree (A) to retain all books and records with respect to Tax matters pertinent to the Company relating to any Pre-Closing Period or any Straddle Period until the expiration of the statute of limitations (and, to the extent notified by Buyer or Sellers, any extensions thereof), and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Company or Sellers, as the case may be, shall allow the other party to take possession of such books and records.

(ii)
Buyer and Sellers further agree, upon request, to use their reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the Contemplated Transactions).

(d)
Tax Sharing Agreements.  All Tax sharing agreements or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.

(e)
Certain Taxes and Fees.  All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the Contemplated Transactions shall be paid by Sellers when due, and Sellers will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by Applicable Tax Law, Buyer will, and will cause the Company to, join in the execution of any such Tax Returns and other documentation.

(f)
Allocation Schedule.  The parties shall allocate the aggregate sales price among the assets of the Company and the Ancillary Agreements promptly following the Closing, and in no event later than thirty (30) days following the Closing (the “Allocation Schedule”).  The Allocation Schedule shall be binding on all parties for all applicable purposes, including tax purposes, and no party shall file any Tax Returns (including IRS Form 8883) or take any other action or position which is inconsistent with the Allocation Schedule.

(g)
Section 338(h)(10) Election.  The Company and each Seller shall join with Buyer in making a timely election under Section 338(h)(10) of the Code (and any corresponding election under state, local, and foreign tax law) with respect to the purchase and sale of the Stock hereunder (collectively, a “Section 338(h)(10) Election”).  Sellers shall include any income, gain, loss, deduction, or other Tax item resulting from the Section 338(h)(10) Election on their Tax Returns to the extent required by Applicable Tax Laws.  Sellers shall also pay any Tax imposed on the Company attributable to the making of the Section 338(h)(10) Election, including (i) any Tax imposed under Section 1374 of the Code, (ii) any Tax imposed under Treasury Regulations Section 1.338(h)(10)-1(d), and (iii) any state, local or foreign Tax imposed on the Company’s gain, and Sellers shall indemnify Buyer and the Company against any loss, claim, liability, expense, or other damage attributable to the failure to pay any such Taxes.  Buyer shall be responsible for the preparation and timely filing of any forms (including IRS Form 8023) relating to the Section 338(h)(10) Election (the “Section 338(h)(10) Forms”), except as otherwise required by law, and shall provide the Company and each Seller with drafts of such forms prior to Closing, and confirmation of timely filing.  Each Seller and the Company shall execute and deliver the Section 338(h)(10) Forms to Buyer at Closing.

(h)
Sales Tax Matters.  It is specifically agreed that, in the event of a determination by a Governmental Authority that additional amounts of sales Tax or of similar transfer or transaction Tax are due with respect to commercial transactions by the Company with its customers on or before the Closing Date, such amounts (including any associated interest and penalty charges) shall be considered losses and damages within the scope of the tax indemnification provisions set forth in Section 5.2(a), without regard to whether the Company has any right to collect such amounts from other parties to such transactions; provided, that subsequent to the receipt of an indemnification payment with respect to such Tax, any amounts recovered by the Company with respect to such Tax shall be remitted within ten (10) business days after receipt to the payors of the indemnification payment (but only to the extent of any indemnification payment previously received from such payors with respect to such Tax), less any expenses or Taxes incurred as a result of such recovery.  The Company shall contest any such determination, at Sellers’ cost, if it believes that there is a reasonable basis to do so; provided, that notwithstanding anything in this Agreement to the contrary, in no event will the Company or Buyer be obligated to seek reimbursement of any such Taxes from the customers.

(i)
No Amendments.  Buyer shall not, and shall cause the Company not to, amend or agree to any adjustment of income, gain, loss or deduction for any federal or state income tax return of the Company for any Pre-Closing Period or Straddle Period, without the consent of Sellers, which shall not be unreasonably withheld; provided, that Buyer may make any adjustment or amendment that is required by a Governmental Authority or Applicable Tax Law, or any adjustment or amendment that does not adversely affect the Sellers; provided further, that Buyer shall provide Sellers with advance written notice of any such adjustment or amendment.

5.3	Survival/Liability Cap/Indemnity.

(a)
Survival/Liability Cap. Except for the representations and warranties in Sections 3.1, 3.2, 3.3, 3.4, 3.9, 3.11 and 3.13, which shall survive for five (5) years after the Closing, all of the representations, warranties, covenants and agreements of the parties set forth in this Agreement and the Ancillary Agreement shall survive the Closing for a period not to exceed one year unless the applicable statute of limitations is shorter; provided that if a claim is outstanding at the time a relevant representation, warranty, covenant or agreement expires, the Sellers shall remain liable for that claim notwithstanding such expiration.  Sellers shall be liable for direct damages only and not be liable for any incidental, consequential or punitive damages in connection with this Agreement.  Sellers’ total liability herein shall be limited to $2,250,000.00 in the aggregate and shall be the exclusive remedy for any liability whatsoever, whether to the Company or to the Buyer, except as otherwise set forth in Section 5.2(a) and this Section 5.3.  Notwithstanding the foregoing, the limitations on survival and liability set forth above shall not apply to a fraud cause of action, any breach of any representation or warranty in Section 3.14, any breach of any covenant or agreement in Section 5.2, or the payment of any Taxes (and any Liabilities (as defined below) arising from any of the foregoing shall not count against the cap set forth above).  In addition, any amounts paid by the Company to any Seller after the Closing on account of any indemnification claim by such Seller shall constitute Liabilities to the extent the underlying matter represents a breach of any representation, warranty, covenant or agreement contained in this Agreement, and such amounts shall not count against the cap set forth above.

(b)
Indemnity.  In addition, the Sellers hereby jointly and severally agree to indemnify, defend and hold harmless the Buyer and its affiliates from and against any and all losses, claims, liabilities and expenses (including without limitation reasonable attorneys’ fees) (together, “Liabilities”), that may arise (a) from the failure to obtain any Consent to the Contemplated Transactions (including without limitation the Consent of the landlord under the Lone Tree Office Lease), (b) from any other person or entity claiming to have an equity interest in the Company (including without limitation Max Barcuss), or (c) from any allegations or threatened claims related to any of the foregoing (and the limitations on survival and liability set forth above shall not apply to such indemnification, any such Liabilities in clauses (a) through (c) shall not count against the cap set forth in Section 5.3(b), and they shall be judged without respect to any disclosures contained in the Disclosure Schedules).  For the avoidance of doubt, the foregoing indemnification right shall not limit the right of the Buyer to seek any and all remedies available at law or in equity for claims relating to this Agreement, subject to the limitations set forth in Section 5.3(a) above.

ARTICLE 6
GENERAL PROVISIONS

6.1
Expenses.  Each party will be responsible for and bear all of its own costs and expenses (including the costs of its legal counsel and other representatives) incurred at any time in connection with pursuing or consummating the Contemplated Transactions.  Sellers will cause the Company not to incur any out-of-pocket expenses in connection with this Agreement.

6.2
Notices.  All notices, consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); or (b) sent by facsimile with confirmation of transmission by the transmitting equipment; in each case to the following addresses or facsimile numbers and marked to the attention of the Person(s) designated below (or to such other address, facsimile number or Person as a party may designate by notice to the other parties):

Sellers:
Thomas P. Higgins
1435 East Goldsmith Drive
Highlands Ranch, CO 80126

Frank Felice
843 South 100 West
Logan, UT 84321

Buyer:
Daily Journal Corporation
915 East First Street
Los Angeles, CA  90012
Attention: Chief Executive Officer
Fax No.:  (213) 680-1886

with a copy to:

Munger, Tolles & Olson LLP
355 South Grand Avenue, 35th Floor
Los Angeles, California  90071
Attention:  Brett J. Rodda, Esq.
Fax No.:  (213) 683-4061

6.3
Further Assurances.  The parties shall cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall do such other acts and things, all as the other parties may reasonably request, for the purpose of carrying out the intent of this Agreement and the Contemplated Transactions.

6.4
Remedies Cumulative; Waiver.  Except as provided herein, the rights and remedies of the parties to this Agreement are cumulative and not alternative.  Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.  To the maximum extent permitted by applicable law, no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other parties.

6.5
Entire Agreement and Modification.  This Agreement supersedes all prior agreements, whether written or oral, between the parties with respect to its subject matter and constitutes (along with the Disclosure Schedules, Exhibits, the Ancillary Agreements and other documents delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter.  This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by the party to be charged with the amendment.

6.6
Assignments, Successors and No Third Party Rights.  No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties, except that Buyer may assign any of its rights and delegate any of its obligations under this Agreement to any subsidiary of Buyer; provided that Buyer shall remain ultimately responsible for its obligations under this Agreement.  Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties.  Other than a permitted assignee hereunder, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

6.7
Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

6.8
Governing Law.  This Agreement has been entered into in the State of California and shall be construed and enforced, along with any rights, remedies, or obligations provided for hereunder, in accordance with the laws of the State of California applicable to contracts made and to be performed entirely within the State of California by residents of the State of California.

6.9
Execution of Agreement.  This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.  The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.  Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

6.10	No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns.

6.11	Seller Obligations. Except where otherwise stated to the contrary, the liability of each Seller hereunder shall be joint and several with each other Seller.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

Buyer:	DAILY JOURNAL CORPORATION

	By:	/s/ Gerald L. Salzman
	Name:	Gerald L. Salzman
	Title:	President

Sellers:	THOMAS P. HIGGINS

/s/ Thomas P. Higgins

FRANK A. FELICE

/s/ Frank A. Felice

* The Exhibits and Disclosure Schedules referenced in the Acquisition Agreement have been omitted.  The Exhibits  are the Sellers’ Release, the Real Estate Lease for the Logan, Utah property, and the Non-Competition Agreements.  The Disclosure Schedules contain various lists and exceptions to the representations and warranties set forth in the Acquisition Agreement.  Daily Journal Corporation hereby agrees to furnish supplementally a copy of any omitted Disclosure Schedule to the Securities and Exchange Commission upon request.